UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For April, 2007

Distribution and Service D&S, Inc.

(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301
Quilicura, Santiago, Chile

(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Santiago, April 19, 2007

Registration in the Registry of Securities N° 0593

MATERIAL EVENT

Mr.
Alberto Etchegaray de la Cerda
Superintendent
Superintendency of Securities and Insurance

Ref.:	To clarify information presented by the Press and disclosure a Reserved Event that is Indicated as a Material Event.

Dear Mr. Superintendent:

As it is widely known to the public, D&S is in the process of an analysis, evaluation and implementation of diverse financing alternatives with its own resources or those obtained specially for such purpose. The main purpose is to allow its financial services and similar massive business of diverse nature grouped under the brand PRESTO (the “PRESTO Business”) greater growth and development in order to achieve the whole potential that such business has. In reference to the aforesaid, the alternatives in analysis all mean the continuity of D&S in PRESTO Business.

Within the previously mentioned context, the affiliate of D&S which holds the rights of the credits emanated from the credit card PRESTO has already registered a line of securitized bonds before the Superintendency of Securities and Insurance. D&S is also evaluating other diverse alternatives such as the issuance of bonds by the latter and searching the possibility of taking over the PRESTO Business with diverse entities specialized in the financial business. In reference to the latter option, D&S has received indicative and non binding offers from diverse financial entities.

It is not a true fact, as it was mistakenly reported by the Diario Financiero newspaper in its edition dated April 13, 2007, that D&S and BBVA have reached and agreement, whether preliminary or not, in order to administer PRESTO. The information that is contained in the mentioned press article are part not true and part inaccurate. D&S does not know the sources the same.

Despite such, for the benefit of the availability of substantial information to the public about D&S and its business, we hereby let the market know that on the 5th of April, 2007, D&S signed with Banco Bilbao Vizcaya Argentaria, Chile (“BBVA Chile”) an agreement for exclusivity of negotiation and confidentiality whose purpose is to establish an adequate contractual environment that would allow them to hold direct negotiations in reference to the possibility of taking over control jointly of the financial services business of massive consumption, in order to establish the terms and conditions under which they will sign a preliminary agreement before the negotiations that may be required in order to agree upon the definitive instruments with which , when appropriate, the mentioned project will be carried out, all of which will be subject to the approval of the Board of Directors of both parties.

In reference to the previous, in compliance with that which is established in articles 9th and 10th of Law Number 18.045 and paragraph 2.2 of Section II of the General Regulation Number 30 of such Superintendence, and in order to clarify some false and incorrect information that has been reported by the press in reference to these facts, we hereby inform the market as an MATERIAL EVENT in reference to D&S, the following reserved event that was communicated to your Superintendence on the 5th of April, 2007.

“Dear Mr. Superintendent:

In compliance with that which is established in the fourth clause of the 10th article of Law Number 18.045 and letter “D” of paragraph 2.2 of Section II of the General Regulation Number 30 of this Superintendence, by means of this letter, the undersigned, acting as directors of Distribución y Servicio D&S S.A. (the “Corporation”), an publicly held corporation registered in the registry of securities under the number 0593, we hereby communicate as a RELEVANT EVENT the following:

a).
That during the session held on the 4th of April, 2007, the Board of Directors became aware of the non binding offers received from the banks HSBC, BBVA and Itaú for an eventual strategic alliance or joint venture whose objective would be the joint take over of the finance business of consumption, through the contribution, by the Company, of its credit card business PRESTO, and

b)
That during the same session, the Board of Directors instructed and duly granted power of attorney to Mr. Elias Ayub Uauy for carrying out the following actions: i) to carry out direct negotiations with BBVA in order to achieve within a month as of the 4th of April, 2007, the design of an offer or conclusion of an agreement of understanding that is firm and binding for the joint development of a project of association related to the operation of the financial business of the Corporation, without necessarily discarding the other offers received, while subjecting the aforementioned offer or agreement before the Board of Directors for their consideration at the appropriate moment; ii) to subscribe with BBVA as soon as possible while acting individually, an instrument that shall apply an adequate context to the manner the negotiations are carried out and to the exchange of confidential information with the mentioned bank for the purposes mentioned in previous letter i); and iii) to maintain the Board of Directors adequately and in a timely fashion informed about the progress and achievements reached through the negotiations that are carried out”.

Based on the discussions held with BBVA Chile and the uncertainty whether an agreement will or will not be reached with such entity for the envisioned project, it is not feasible to currently estimate the impact that such could have on the results of D&S.

Cordially yours,

Enrique Ostalé Cambiaso
Chief Executive Officer
Distribución y Servicio D&S S.A.

cc.	Bolsa de Comercio de Santiago
Bolsa Electrónica de Chile
Bolsa de Valores de Valparaíso
Comisión Clasificadora de Riesgo
New York Stock Exchange (NYSE), USA
Latibex, Madrid Stock Exchange, Spain

DISTRIBUCION Y SERVICIO D&S S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.

	By:	/s/ Miguel Núñez Sfeir

Miguel Núñez Sfeir
Chief Financial Officer

Dated: April 20, 2007